

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF**
**CORPORATION FINANCE**

May 1, 2023

Michael Blitzer
Chief Executive Officer
Inflection Point Acquisition Corp. II
167 Madison Avenue, Suite 205 #1017
New York, NY 10016

> **Re: Inflection Point Acquisition Corp. II**
> **Registration Statement on Form S-1**
> **Filed April 5, 2023**
> **File No. 333-271128**

Dear Michael Blitzer:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed April 5, 2023

General

1. We note your disclosure on page 24 and elsewhere that each public shareholder may elect to redeem its public shares irrespective of whether they vote for or against the proposed transaction. Please revise to disclose whether the shareholders will be permitted to redeem their shares if they do not vote, or abstain from voting.

Prospectus Summary, page 1

2. When discussing the initial business combination of IPAX on page 2 and elsewhere, please clearly disclose the amount and percent of the public shareholders that redeemed their shares.

Risk Factors, page 35

3.	Please include a risk factor that describes the potential material effect on your shareholders of the stock buyback excise tax enacted as part of the Inflation Reduction Act in August 2022.  If applicable, include in your disclosure that the excise tax could reduce the trust account funds available to pay redemptions or that are available to the combined company following a de-SPAC.  Describe the risks of the excise tax applying to redemptions in connection with:
    • liquidations that are not implemented to fall within the meaning of "complete liquidation" in Section 331 of the Internal Revenue Code,
    • extensions, depending on the timing of the extension relative to when the SPAC completes a de-SPAC or liquidates, and
    • de-SPACs, depending on the structure of the de-SPAC transaction.
    Also describe, if applicable, the risk that if existing SPAC investors elect to redeem their shares such that their redemptions would subject the SPAC to the stock buyback excise tax, the remaining shareholders that did not elect to redeem may economically bear the impact of the excise tax.

Executive Compensation, page 122

4.	We note the disclosure that "Commencing on the date of this prospectus through the earlier of consummation of our initial business combination and our liquidation, we will pay an aggregate of $27,083.33 per month for the services of Peter Ondishin, Chief Financial Officer, and Kevin Shannon, Chief of Staff."  Please clearly disclose the material terms of these agreements.  See Item 402(o)(1) of Regulation S-K.  Please file the agreements as exhibits.  See Item 601(b)(10)(iii) of Regulation S-K.  Lastly, please provide your analysis as to why Mr. Shannon is not an executive officer.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Paul Cline at 202-551-3851 or Isaac Esquivel at 202-551-3395 if you have questions regarding the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc:     Joel Rubinstein